(GRAPHIC)

May 3, 2011

Christina DiAngelo
Senior Staff Accountant
U.S. Securities and Exchange Commission
Division of Investment Management
Office of Disclosure and Review
100 F Street, NE
Washington, DC 20549

Re: Flaherty & Crumrine Preferred Income Fund Incorporated (PFD)
       (SEC File No. 811-06179)
    Flaherty & Crumrine Preferred Income Opportunity Fund Incorporated (PFO)
       (SEC File No. 811-06495)
    Flaherty & Crumrine/Claymore Preferred Securities Income Fund Incorporated
       (FFC)
       (SEC File No. 811-21129)
    Flaherty & Crumrine/Claymore Total Return Fund Incorporated (FLC)
       (SEC File No. 811-21380)
       (together, the "Funds")

Dear Ms. DiAngelo:

This is in response to your oral comments to Eric Chadwick and Chad Conwell in a telephone conference on March 15, 2011 regarding the examinations of the public filings of the Funds, in particular the annual reports filed on Form N-CSR for the year ended November 30, 2010. As requested, we have restated your comment in italics.

In connection with the Commission Staff's review of the Funds' filings, each Fund acknowledges that, with respect to filings made by the Fund with the Commission and reviewed by the Staff:

     (a) the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

     (b) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

     (c) the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                       FLAHERTY & CRUMRINE FUNDS
                                                301 E. Colorado Blvd., Suite 720
                                                      Pasadena, California 91101
                                                                  (626) 795-7300
                                                         www.preferredincome.com
                                                              www.fcclaymore.com

Christina DiAngelo
U.S. Securities and Exchange Commission
May 3, 2011
Page 2

SEC EXEMPTIVE ORDER FOR RELIEF FROM SECTIONS 18(A)(1)(A) AND (B) OF THE INVESTMENT COMPANY ACT (INVESTMENT COMPANY ACT OF 1940 RELEASE NO. 28754 / JUNE 1, 2009) (THE "ORDER"). PLEASE DESCRIBE HOW THE FUNDS REMAINED IN COMPLIANCE WITH THE CONDITIONS OF THE ORDER WHEN THEY REDEEMED THEIR REMAINING OUTSTANDING AUCTION PREFERRED STOCK IN 2009.

RESPONSE:

On June 1, 2009, the Commission granted each Fund relief from certain debt asset coverage provisions of the Investment Company Act (the "1940 Act"). As detailed in the Order, the Funds sought this relief so that they could refinance auction preferred stock ("APS") that had been resetting at maximum rates since the collapse of the APS market in February 2008.

The Order provided that each Fund could borrow in excess of the 300% debt coverage requirement (subject to a 200% asset coverage requirement) as long as the proceeds from the borrowing were used to repurchase then-outstanding APS. Each Fund was then required to increase its asset coverage to at least 300% by October 31, 2010. As a result of receiving the Order, after having determined it was in the best interests of such Fund, its common shareholders, and its APS shareholders, the Boards of Directors of each Fund approved using debt to replace all of the Funds' then-outstanding APS.

As shown on Exhibit A, two of the Funds, PFO and FFC, never actually used the relief provided by the Order - each had more than 300% asset coverage on their respective borrowing dates (and corresponding redemption dates). PFD and FLC did not have sufficient asset coverage as of the dates of their borrowings/redemptions and relied on the Order in redeeming their outstanding APS. In doing so, each of PFD and FLC met all the conditions set forth in the Order.

Asset values improved quickly thereafter and by August 2009, both Funds had in excess of 300% asset coverage. Having met the 300% test prior to October 31, 2010, neither Fund subsequently needed to rely on the order for any additional borrowings or refinancing of post-Order debt. All increases in borrowing after August 2009 were made in accordance with Section 18 of the 1940 Act (i.e., whenever the Fund had in excess of 300% asset coverage at the time of borrowing).

SEMI-ANNUAL REPORT, MAY 31, 2010. PLEASE DISCUSS THE FUNDS' COMPLIANCE WITH THE DIVIDEND DECLARATION PROVISIONS OF SECTION 18 OF THE 1940 ACT WITH REGARD TO EACH FUND THEN HAVING ASSET COVERAGE OF LESS THAN 300% ON ITS OUTSTANDING DEBT.

All of the Funds' debt has been privately arranged and made by a broker-dealer subsidiary of a bank and was not intended to be publicly distributed. As such, the Funds have relied on Section 18(g) of the 1940 Act which excludes such debt from the definition of "senior security" as used in Section 18(a)(1)(B) (which would prohibit a closed-end fund from declaring a dividend unless its debt senior securities would have an asset coverage of at least 300% immediately thereafter).

Christina DiAngelo
U.S. Securities and Exchange Commission
May 3, 2011
Page 3

ANNUAL REPORT, FINANCIAL HIGHLIGHTS. PLEASE INCLUDE THE ASSET COVERAGE RATIOS FOR BOTH PREFERRED STOCK AND DEBT TO THE EXTENT PREFERRED STOCK OR DEBT ARE REFLECTED IN THE TRAILING FIVE YEAR HISTORY.

RESPONSE:

We began including asset coverage ratios for both preferred stock and debt beginning with the semi-annual report for the six months ending May 31, 2010. We will continue to include this information in future reports to the extent it is applicable. Since the Funds no longer have preferred stock outstanding, and no intentions currently to issue preferred stock, we would anticipate that the preferred stock asset coverage information will no longer be applicable after the five-year period from the redemption of the APS has passed.

ANNUAL REPORT, PORTFOLIO OVERVIEW. PLEASE COMMENT ON WHY THE LIST OF TOP TEN HOLDINGS BY ISSUER ON THE PORTFOLIO OVERVIEW PAGE CANNOT BE RECONCILED WITH THE PORTFOLIO OF INVESTMENTS LISTINGS.

RESPONSE:

In many cases, preferred securities are issued from an intermediary trust vehicle, which can have naming conventions that vary from the underlying issuer's name. For example, BAC Capital Trust I is a trust setup by Bank of America, although the average reader may not be able to draw the connection. In other cases, the name of the trust is quite similar to the underlying issuer's name, such as First Union Institutional Capital Trust I (issued by First Union in 1996). Since the trust vehicles have legal names of their own, it is almost always the case that the name of the trust is not changed in the event of a merger or acquisition between companies. Rather, the surviving company tends to just assume the obligation to the trust and any related guarantees. For example, Wells Fargo is now the surviving entity for both Wachovia Corp and First Union, but securities issued out of trusts with similar original names were not changed. So in the example above, First Union Institutional Capital Trust, the name of the trust did not change to Wells Fargo. The same is true for Wachovia Capital Trust X. There are a host of similar examples that would make a complete reconciliation of the two sets of data difficult. However, we feel that one of the purposes of the Portfolio Overview page is to provide the aggregate exposures by the ultimate obligor for the largest holdings.

ANNUAL REPORT, PORTFOLIO OF INVESTMENTS. PLEASE INCLUDE A FOOTNOTE FOR EACH SECURITY THAT WAS FAIR VALUED AS OF THE DATE OF THE REPORT.

RESPONSE:

We will include this information in future reports, beginning with the semi-annual report for the six months ending May 31, 2011.

ANNUAL REPORT, PORTFOLIO OF INVESTMENTS. PLEASE PROVIDE THE INTEREST RATE THEN-IN-EFFECT FOR EACH VARIABLE RATE SECURITY IN THE PORTFOLIO AND FOOTNOTE ACCORDINGLY.

Christina DiAngelo
U.S. Securities and Exchange Commission
May 3, 2011
Page 4

RESPONSE:

We will include this information in future reports, beginning with the semi-annual report for the six months ending May 31, 2011.

ANNUAL REPORT, PORTFOLIO OF INVESTMENTS. PLEASE NOTE BY FOOTNOTE SECURITIES THAT HAVE BEEN RE-HYPOTHECATED TO THE FUNDS' LENDER AND DESCRIBE IN A FOOTNOTE THE TERMS OF SUCH RE-HYPOTHECATION.

RESPONSE:

We will include this information in future reports, to the extent the Fund engages in re-hypothecation. We will also modify Note 8, Committed Facility Agreement, to describe the terms of re-hypothecation.

SECTION 19 OF THE 1940 ACT. PLEASE COMMENT ON WHETHER THE FUNDS WERE IN COMPLIANCE WITH THE REQUIREMENTS OF SECTION 19(A) OF THE INVESTMENT COMPANY ACT OF 1940 WHENEVER IT DISTRIBUTED A RETURN OF CAPITAL TO ITS SHAREHOLDERS (AS NOTED IN THE FUNDS' ANNUAL REPORTS FOR VARIOUS PERIODS OVER THE PAST FIVE YEARS).

RESPONSE:

As noted in each Fund's annual reports, each has periodically made distributions classified as return of capital to shareholders. In each case, the Funds were in compliance with the requirements of Section 19(a).

ANNUAL REPORT, FINANCIAL HIGHLIGHTS. PLEASE CONSIDER USING ALTERNATIVE LANGUAGE TO "NET ASSETS BEFORE LOAN" IN THE SECOND ROW OF SUPPLEMENTAL DATA, SUCH THAT IT IS CLEAR THAT THE ASSETS INCLUDE THE VALUE OF ANY OUTSTANDING PREFERRED STOCK.

RESPONSE:

We will change all occurrences of "net assets before loan" to "total managed assets" in future reports, beginning with the semi-annual report for the six months ending May 31, 2011.

ANNUAL REPORT, STATEMENT OF OPERATIONS. PLEASE CONFIRM FOR EACH FUND THAT NO SINGLE EXPENSE ITEM WITHIN "OTHER" EXPENSES WAS IN EXCESS OF 5% OF TOTAL EXPENSES AND, THEREFORE, WOULD BE REQUIRED TO BE REPORTED AS A SEPARATE EXPENSE LINE ITEM.

RESPONSE:

For the PFO, FFC, and FLC, we confirm that no single expense item within "Other" expenses exceeded 5% of total expenses. For PFD, there was one expense item within "Other" expenses that was equal to 5.50% of total expenses and, therefore, should have been reported as a separate expense line item. This expense item was the amortization of the prepaid arrangement fee disclosed in
Note 8. This expense item has been fully amortized as of December 2010, and will therefore not be an expense item in future reporting periods. No other single expense item in

Christina DiAngelo
U.S. Securities and Exchange Commission
May 3, 2011
Page 5

"Other" expenses was near the 5% threshold. We will enhance our review procedures to ensure that expense items exceeding 5% of total expenses are properly reported in future periods.

ANNUAL REPORT, SHAREHOLDER LETTER. IN THE PERFORMANCE TABLES, PLEASE ADD BOTH A DISCLAIMER THAT PAST PERFORMANCE DOES NOT GUARANTEE FUTURE RESULTS AND THAT THE RETURNS DO NOT INCLUDE THE TAX IMPACT OF BUYING AND SELLING FUND SHARES. PLEASE REFER TO ITEM 27(B)(7)(II)(B) OF FORM N-1A BY WAY OF REFERENCE.

RESPONSE:

We will include this information in future reports, beginning with the semi-annual report for the six months ending May 31, 2011.

ANNUAL REPORT, ADDITIONAL INFORMATION, DIVIDEND REINVESTMENT AND CASH PURCHASE PLAN. PLEASE DESCRIBE WITH GREATER SPECIFICITY HOW SHAREHOLDERS ELECT TO RECEIVE CASH DIVIDENDS.

RESPONSE:

We will update the Dividend Reinvestment and Cash Purchase Plan ("DRIP") disclosure in future reports, beginning with the semi-annual report for the six months ending May 31, 2011, to better describe how shareholders elect to receive cash dividends rather than participate in the DRIP. Note that the second-to-last paragraph of this disclosure does explain in detail how a registered holder may terminate participation in the Plan, but we will add additional language in the first paragraph immediately following the statement "...unless the shareholder elects to receive cash" so both registered and nominee holders will know how to make the election to receive cash.

                                    * * * * *

Christina DiAngelo
U.S. Securities and Exchange Commission
May 3, 2011
Page 6

We hope that the staff finds the foregoing response adequately addresses its comments. If you would like to discuss the matter addressed in this letter, or if you have any additional comments or questions, please feel free to contact Eric Chadwick or Chad Conwell of this office at 626-795-7300.

Sincerely,


/s/ Donald F. Crumrine

Donald F. Crumrine
Chairman of the Board of Directors and
Chief Executive Officer

cc: Directors of the Flaherty & Crumrine Funds

Christina DiAngelo
U.S. Securities and Exchange Commission
May 3, 2011
Page 7

EXHIBIT A

PFD:

AGGREGATE AMOUNT                     ASSET COVERAGE AS OF   DEBT ASSET COVERAGE ON
    REDEEMED       REDEMPTION DATE      REDEMPTION DATE        AUGUST 14, 2009
----------------   ---------------   --------------------   ----------------------
  $44,800,000       July 14, 2009           284.8%                  305.2%

PFO:

AGGREGATE AMOUNT                     ASSET COVERAGE AS OF   DEBT ASSET COVERAGE ON
    REDEEMED       REDEMPTION DATE     REDEMPTION DATE         AUGUST 14, 2009
----------------   ---------------   --------------------   ----------------------
   $36,600,000      August 4, 2009          312.9%                  325.4%

FFC:

         AGGREGATE AMOUNT                     ASSET COVERAGE AS OF   DEBT ASSET COVERAGE ON
SERIES       REDEEMED       REDEMPTION DATE      REDEMPTION DATE         AUGUST 14, 2009
------   ----------------   ---------------   --------------------   ----------------------
M7          $13,550,000      July 14, 2009           302.5%                  330.5%
T7          $13,550,000      July 15, 2009           302.5%                  330.5%
W7          $13,550,000      July 16, 2009           302.5%                  330.5%
Th7         $13,550,000      July 17, 2009           302.5%                  330.5%
F7          $13,550,000      July 13, 2009           302.5%                  330.5%
T28         $12,025,000      July 15, 2009           302.5%                  330.5%
W28         $12,000,000      July 30, 2009           304.2%                  330.5%

FLC:

         AGGREGATE AMOUNT                     ASSET COVERAGE AS OF   DEBT ASSET COVERAGE ON
SERIES       REDEEMED       REDEMPTION DATE     REDEMPTION DATE          AUGUST 14, 2009
------   ----------------   ---------------   --------------------   ----------------------
T7         $14,500,000       June 24, 2009           285.1%                  315.2%
W28        $14,500,000        July 9, 2009           290.1%                  315.2%